Exhibit Q

Execution Version

April 30, 2021

Kidtech Limited (“Issuer”)
Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive, PO Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Kidedu Holdings Limited (“Parent”)
Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive, PO Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Mr. Han Shaoyun (the “Founder”)
6F, No.1, Andingmenwai Street
Litchi Tower, Chaoyang District
Beijing 100011, the PRC

Re:          Equity Commitment Letter

Ladies and Gentlemen:

This letter agreement (this “Agreement”) sets forth the commitment of the undersigned (the “Sponsor”), subject to (i) the terms and conditions contained in an Agreement and Plan of Merger, dated as of the date hereof, by and among Parent, Kidarena Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”) and Tarena International, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent (the “Merger”) and (ii) the terms and conditions contained herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

1.               Commitment. The Sponsor hereby commits, subject to the terms and conditions set forth herein, to purchase, directly or indirectly, certain Equity Securities of Parent (or certain exchangeable notes of Issuer exchangeable for such Equity Securities of Parent (the “Notes”)) and to pay or procure to pay as consideration to Parent or Issuer, as applicable, on a date (the “Payment Date”) that is no later than two Business Days prior to the Closing, the aggregate cash purchase price equal to the sum of (i) the result of (A) the Per Share Merger Consideration multiplied by (B) the number of Shares of the Company issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) that will be cancelled and cease to exist, in consideration of and exchange for the right to receive the Per Share Merger Consideration, plus (ii) the result of (AA) the Per Share Merger Consideration multiplied by (BB) the number of Dissenting Shares issued and outstanding immediately prior to the Effective Time, plus (iii) the result of (AAA) the Per ADS Merger Consideration multiplied by (BBB) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the Shares represented by such ADSs, that will be cancelled and cease to exist, in consideration and exchange for the right to receive the Per ADS Merger Consideration (such aggregate principal amount, the “Commitment”), provided that the Commitment shall not exceed US$135,000,000. Issuer will contribute the Commitment to Parent and cause Parent to, and Parent shall, apply the Commitment, to fund the Merger Consideration pursuant to the Merger Agreement. Notwithstanding anything to the contrary contained herein, the Sponsor shall not under any circumstances be obligated to contribute more than the Commitment to Issuer.

2.               Conditions to Funding. The payment of the Commitment to Issuer shall be subject to (i) the execution and delivery of the Merger Agreement by the Company; (ii) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Sections 7.01 and 7.02 of the Merger Agreement as in effect from time to time (other than those conditions that by their nature are to be satisfied at the Closing); and (iii) the substantially concurrent consummation of the Closing, provided, that if the Company seeks specific performance in accordance with Section 9.08 of the Merger Agreement and Parent or Merger Sub is ordered by a court of competent jurisdiction to specifically perform their obligations to effect the Closing pursuant to the Merger Agreement, the conditions set forth in this item (iii) shall be deemed satisfied.

3.               Termination. This Agreement, and the obligation of the Sponsor to fund the Commitment will terminate automatically and immediately upon the earlier to occur of (i) the Effective Time, so long as the Sponsor has at or prior to the Effective Time fully funded and paid to Parent or Issuer the Commitment and fully performed its other obligations hereunder, (ii) the valid termination of the Merger Agreement in accordance with its terms and (iii) the assertion by the Company or any of its Affiliates in any litigation or other legal proceeding, of any claim (whether in tort, contract or otherwise) against the Sponsor or any of its Affiliates arising out of or otherwise relating to this Agreement or any of the transactions contemplated hereby, in each case other than a claim seeking an Order of specific performance to cause the funding of the Commitment in accordance with the terms and conditions of this Agreement and Section 9.08 of the Merger Agreement. Upon termination of this Agreement, the Sponsor shall not have any further obligations or liabilities hereunder; provided, that Sections 3, 6, 8, 9, 13 and 14 hereof shall survive any such termination.

4.               Interim Covenants.

(a)            From the date hereof until the Closing:

(i)        The Founder, Issuer and Parent shall, use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to achieve satisfaction of the conditions in the Merger Agreement and to consummate and make effective the Merger in accordance with the Merger Agreement and other Transaction Documents, in each case as soon as practicable after the date hereof, including providing all necessary information and documentation to facilitate all necessary applications, notices, petitions, filings, and other documents and cooperating with the Sponsor to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations from any Governmental Authority in order to consummate the Merger; and

(ii)       the Sponsor shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations from any Governmental Authority as required to be obtained by the Sponsor in order to consummate the Merger.

(b)           Each of the Founder and Issuer and Parent shall use its respective reasonable best efforts to take, or caused to be taken, all actions necessary and as reasonably required by the Sponsor to enforce Parent’s rights under the Transaction Documents with a view to making effective the Merger in accordance with the terms thereof.

(c)           Each of the Parties shall, as promptly as practicable, make, or cause to be made, all filings with the SEC and other filings, notices and submissions under Laws applicable to it, or to its Subsidiaries or Affiliates, as may be required in connection with the Merger, the other transactions contemplated by the Merger Agreement, and the transactions contemplated hereby.

5.               Amendment. Neither this Agreement nor any provision hereof may be amended, modified, supplemented, terminated (other than in accordance with Section 3 above) or waived without the prior written consent of Issuer, Parent, the Founder, the Sponsor and the Company; provided, however, that the Sponsor may amend this Agreement to reflect (and solely to reflect and without any other modifications) any assignment permitted by this Agreement.

6.               Confidentiality. This Agreement shall be treated as confidential and is being provided to Issuer, Parent and the Founder solely in connection with the transactions contemplated by the Merger Agreement, including the Merger. Unless required by applicable Laws, regulations or rules (including rules promulgated by either the SEC or Nasdaq), this Agreement may not be used, circulated, quoted or otherwise referred to in any document, except the Merger Agreement, the Proxy Statement, the Schedule 13E-3 or Schedule 13D, or otherwise with the Sponsor’s consent. Notwithstanding the foregoing, a copy of this Agreement may be provided to the Company if the Company agrees to treat the letter as confidential, provided, that, the Company may disclose the existence and content of this Agreement (i) to its Affiliates and Representatives who need to know the existence of this Agreement and are subject to confidentiality obligations, (ii) to the extent required by applicable Laws, regulations or rules (including rules promulgated by either the SEC or Nasdaq), and (iii) in connection with any litigation relating to the Merger, the Merger Agreement, and the transactions contemplated thereby as permitted by or provided for in the Merger Agreement.

7.               Enforceability; Third Party Beneficiary. This Agreement shall inure to the benefit of and be binding upon Issuer, Parent, the Founder and the Sponsor. This Agreement may only be enforced by Issuer, the Founder, Parent and/or the Sponsor, and none of the creditors of Issuer, the Founder, Parent or the Sponsor nor any other Person that is not a party to this Agreement shall have any right to enforce this Agreement or to cause any party hereunder to enforce this Agreement; provided, that, to the extent the Company has obtained an order of specific performance pursuant to and subject to the conditions in Section 9.08 of the Merger Agreement, and subject to the terms and conditions herein (including Section 2), the Company is an express third party beneficiary of the rights granted to Issuer, the Founder and/or Parent under this Agreement to the extent of the rights set forth in Sections 1, 5, 7, 8, 9 and 10 and shall be entitled to an injunction or an order of specific performance (or another non-monetary equitable remedy) to cause the Commitment to be funded (the “Company Third Party Beneficiary Rights”). The parties hereby agree that subject to the Company Third Party Beneficiary Rights, their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder or any rights to enforce the Commitment or any provision of this Agreement.

8.               Governing Law. This Agreement and all disputes or controversies arising out of, or relating to, this Agreement or the transaction contemplated hereby shall be interpreted, construed and governed by and in accordance with the laws of New York without regard to the conflicts of law principles thereof.

9.               Submission to Jurisdiction. Subject to the last sentence of this Section 9, any Action arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) shall be submitted to HKIAC and resolved in accordance with the Arbitration Rules of HKIAC. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s) shall nominate jointly one Arbitrator; the respondent(s) shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

10.             Assignments. This Agreement shall not be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party and the Company; provided, that without the prior written consent of Issuer, Parent, the Founder and the Company, the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by the Sponsor to one or more of its Affiliates, provided, that no such assignment or delegation shall relieve the Sponsor of its obligations hereunder. Any attempted assignment in violation of this Section 10 shall be null and void.

11.             Representations. The Sponsor hereby represents and warrants with respect to itself to Issuer, the Founder and Parent that (a) it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has full legal right, power, capacity and authority to execute and deliver this Agreement, to perform the obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation, enforceable against it in accordance with the terms of this Agreement, subject to the Enforceability Exceptions; (c) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority or any other Person necessary for the due execution, delivery and performance of this Agreement by it have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance of this Agreement; (d) there is no Action pending against it, or, to its knowledge, threatened against it, that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by it of its obligations under this Agreement; (e) the execution, delivery and performance by it of this Agreement does not (i) violate any applicable Law or court judgment, or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, or otherwise require the consent or approval of any other Person pursuant to, any Contract to which it is a party, and (f) it has, and will have continue to have until the valid termination of this Agreement, readily available funds in United States Dollars no less than the amount of the Commitment hereunder.

12.             Covenant. Each of the parties hereto undertakes to negotiate in good faith and enter into the definitive documentation in relation to the sale and purchase of the Equity Securities of Parent or the Notes (the “Purchase Agreement”) and other related document(s) as contemplated thereby, in each case on terms and conditions mutually agreed by the Sponsor and the parties thereto, and which terms and conditions shall not contravene any provisions of this Agreement. If the parties fail to reach the Purchase Agreement immediately prior to the Payment Date, Parent shall, pursuant to its current memorandum and articles of association effective as of the date hereof, upon the receipt of a standard subscription letter by the Sponsor or its designated Affiliates and the funding of the Commitment as consideration therefor, issue such number of ordinary shares to the Sponsor (or its designated Affiliates) representing such percentage of all total issued and outstanding share capital of Parent as of the Closing that is calculated by dividing the Commitment by the Per Share Merger Consideration, and further divided by the total issued and outstanding number of ordinary shares of the Company immediately prior to the Closing.

13.             Notices. All notices and other communications hereunder shall be in writing (in the English language), and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile or email, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Issuer, Parent and/or the Founder, to:

Address: 6F, No.1, Andingmenwai Street, Litchi Tower, Chaoyang District,
Beijing 100011, the PRC

Email Address: hansy@tedu.cn

Tel: +86 010 62135687

Attn: Mr. Han Shaoyun

if to the Sponsor, to:

Ascendent Capital Partners III, L.P.

c/o Ascendent Capital Partners (Asia) Ltd.

Address: Suite 3501, 35/F Jardine House

1 Connaught Place, Central, Hong Kong

Attn: Stone Shi

Email: Stone.c.shi@ascendentcp.com

Tel: +852 2165-9018

Fax: +852 2165-9019

With a copy to:

Morrison & Foerster

Edinburgh Tower, 33/F, The Landmark

15 Queen’s Road Central, Hong Kong

Attn.: Marcia Ellis

Email: MEllis@mofo.com

Tel: +852 2585-0784

Fax: +852 2585-0800

14.               Specific Performance.

(a)           Subject to Section 14(b), the parties hereto agree that irreparable damage would occur if any provision of this Agreement is not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 14(b), the parties hereto acknowledge and agree that in the event of any breach by the Founder, Issuer or Parent, on the one hand, or the Sponsor, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Sponsor, on the one hand, or the Founder, Issuer or Parent, on the other hand, shall, each be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)           Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

15.             Entire Agreement. This Agreement, together with the Consortium Agreement, the Interim Investor Agreement, the Limited Guarantees, the Support Agreements, the Merger Agreement and any other documents in connection with any of the foregoing, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

16.             Severability. If any provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon a determination that any provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

17.             Counterparts. This Agreement may be executed in counterparts and by facsimile or in .pdf format, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement is executed and effective as of date first written above.

Sponsor:

Ascendent Capital Partners III, L.P.

By:	Ascendent Capital Partners III GP, L.P., its general partner

By:	Ascendent Capital Partners III GP Limited, its general partner

By:	/s/ Lam On Na Anna

Name:	Lam On Na Anna

Title:	Authorized Signatory

[Signature Page to Equity Commitment Letter]

Agreed to and acknowledged
as of the date first written above:

Issuer:

Kidtech Limited

By:	/s/ Shaoyun Han
Name:	Shaoyun Han
Title:	Director

Parent:

Kidedu Holdings Limited

By:	/s/ Shaoyun Han
Name:	Shaoyun Han
Title:	Director

Founder:

By:	/s/ Shaoyun Han

[Signature Page to Equity Commitment Letter]